UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Iveco brings the Daily to Russia with Samotlor-NN

SIGNATURES

Iveco brings the Daily to Russia with Samotlor-NN

Iveco, a Fiat Group company, and the industrial group Samotlor-NN, one of the major Russian bodybuilders, have signed an industrial agreement that precedes the realisation of a Joint Venture, 51% of which will be held by Iveco, for the production in Russia of the Daily, the light commercial vehicle of the Iveco range, in particular those used for the transport of goods, minibuses and ambulances.

The partnership sets out a programme of progressive localisation of industrial activities in the area of Nizhniy Novgorod that will lead, in the mid-term, to an installed production capacity of 25,000 units per year of the Daily, a vehicle up to 6,5 tonne of gross vehicle weight. An investment of about 50 million Euro is foreseen, funded by the shareholders according to their interest in the Joint Venture.

The products, branded Iveco, will be mainly marketed in Russia and other CIS countries through the distribution networks of Iveco and Samotlor-NN.

“The co-operation with a vehicle manufacturer such as Iveco– Mr. Nikolay Sandugey, Chief Executive Officer of Samotlor-NN, said – gives us the opportunity to develop competitive, high quality and leading-edge technological products for the Russian market. The integration of our customer-oriented solutions with the Iveco technologies, including the local production of components which will reduce the product cost, will lead to a very competitive vehicle range”.

The Chief Executive Officer of Iveco, Paolo Monferino, said: “The partnership with Samotlor-NN in Russia is a further step to consolidate the presence of the Fiat Group in an important and high potential market. This is another step forward in our globalisation strategy, and a further achievement of our outstanding development in Central and Eastern Europe”.

Iveco Press Office
Via Puglia 35, 10136 Torino, Italy
www.iveco.com
pressoffice@iveco.com

Iveco

Iveco designs, manufactures, and markets a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, defence and civil protection.

Iveco employs over 24,500  people and runs 27 production units in 16 Countries in the world using excellent technologies developed in 5 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,600 service outlets in over 100 Countries guarantee technical support wherever in the world an Iveco vehicle is at work.

Samotlor

Samotlor-NN, founded in 1996 as an enterprise of automobile tuning, is a private industrial group which includes several companies developing and manufacturing minibuses and urban buses, ambulances, VIP and disable persons transport and special vehicles.

Samotlor-NN in 2006 transformed 9450 chassis of vans and trucks  in minibuses, ambulances and special vehicles through its 5 plants in the Russian Federation and employs more than 1,100 people. Samotlor-NN sells its products mainly in the Russian Federation, Belarus, Ukraine and other CIS Countries.

Turin, 28 June 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 28, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney